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[ING FUNDS LOGO]

August 7, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      ING Mutual Funds
         ING Precious Metals Fund
         Preliminary Proxy Filed July 14, 2006
         Securities Act File No. 33-56094;
         Investment Company Act File No. 811-7428

Dear Mr. Thompson:

This letter responds to subsequent comments provided via telephone to Mr. Christopher C. Okoroegbe and Ms. Dorothy Roman by the Securities and Exchange Commission ("SEC") staff on July 31, 2006 with respect to the preliminary proxy materials for ING Precious Metals Fund ("Fund"), a series of ING Mutual Funds that were filed with the SEC on July 14, 2006. Our summaries of these comments and our responses thereto, are set out below. In addition, attached is the requested Tandy Letter (attachment "A") as well as marked pages from the proxy materials reflecting changes made in response to the comments. Our responses to the staff's comments are as follows:

1. Comment: With respect to the use of "Global" in the name of the Fund, the Staff suggested that the Registrant state that it intends to invest significantly outside the United States.

      Response: The Registrant appreciates the comment, but believes the disclosure indicating the Fund will invest in a "number of different countries" is consistent with the guidance provided by the SEC in Footnote 42 of the Investment Company Act release number IC-24828.

2. Comment: With respect to the use of "Global" in the name of the Fund, the Staff suggested that the Registrant discuss how it would be diversified among the different countries of the world.

      Response: The Registrant appreciates the comment, but believes the disclosure indicating the Fund will invest in a "number of different countries" is consistent with the guidance provided by the U.S. Securities and Exchange Commission ("SEC") in Footnote 42 of the Investment Company Act release number IC-24828.

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August 7, 2006
Page 2 of 6

3. Comment: With respect to the sentence that begins "Hard asset companies are companies that are directly or indirectly engaged significantly..." on page 7 of the proxy statement, the Staff has requested clarification on the meaning of the word "significantly."

      Response: This portion of the proxy statement has been revised. See attachment "I" for this change.

4. Comment: The Staff has requested a definition for "producers of commodities" as it is used in the proxy statement.

      Response: This phrase has been removed from the proxy statement. Consequently, a definition would no longer be necessary.

5. Comment: Under the section entitled "What is the Proposed Modification Regarding Industry Concentration?" on page 11 of the proxy statement, the staff requested clarification regarding the Fund's industry concentration.

      Response: This has been revised. Please see attachment "J" for this change.

                                    * * * * *

      Thank you for your comments with respect to the preliminary proxy materials, we hope you find our changes to these materials to be responsive. Please feel free to contact the undersigned at 480-477-2278 with any questions. We plan to effect our definitive proxy filing on August 7, 2006.

                                          Sincerely,

                                          /s/Christopher C. Okoroegbe

                                          Christopher C. Okoroegbe
                                          Counsel
                                          ING U.S. Legal Services

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                                  ATTACHMENT A

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[ING Logo]

August 7, 2006

VIA ELECTRONIC MAIL AND EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  ING MUTUAL FUNDS
     FILE NOS. 033-56094; 811-7428

Dear Mr. Thompson:

ING Mutual Funds ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staffs comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2659. Thank you.

Regards,

/s/ Theresa K. Kelety.

Theresa K. Kelety
Counsel
ING U.S. Legal Services

Attachments

cc:  Jeffrey Puretz, Esq.
     Dechert LLP

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                                  ATTACHMENT I

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      DISCUSSION OF THE NEW INVESTMENT STRATEGY


      It is anticipated that under the new investment strategy, the Fund will normally invest at least 80% of its assets in the equity securities of natural resources companies in a number of different countries, one of which may be the United States. A company is considered a natural resources company when it is significantly engaged, directly or indirectly, in natural resources, meaning that at least 50% of its assets, revenues, or operating profits are involved in or result from exploring, developing, mining, refining, processing, fabricating, transporting, trading, distributing or owning natural resources assets ("natural resources"). For these purposes, natural resources include:



      -     precious metals (including gold);


      -     ferrous and non-ferrous metals;
      -     integrated oil;
      -     gas/other hydrocarbons;
      -     forest products;
      -     agricultural commodities; and
      - other raw materials that can be priced by a market including coal, uranium, and iron ore.





The Fund-would be permitted to invest up to a maximum of 50% of its net assets in any single industry that is engaged in any of the types of natural resources set out above. This investment strategy is based on the belief that natural resources companies can protect against eroding monetary values or a rise in activity which consumes one or more types of commodities.



      The Fund would also be permitted to invest in:






      - securities issued by companies that are not natural resources companies;


      -     investment-grade corporate debt;

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      -     U.S. government or foreign obligations;
      -     money market instruments;
      -     repurchase agreements; and
      -     derivatives.


      The Fund would also be able to invest directly in commodities including gold bullion and coins. The Fund may invest without limit in securities of foreign issuers, including emerging markets. Equity securities in which the Fund would invest may be listed on the U.S. or foreign securities exchanges or traded over-the-counter, and include:


      -     common stock;
      -     direct equity interests in trusts (including Canadian Royalty
            Trusts);
      -     preferred stock;
      -     joint ventures;
      -     rights;
      -     "partly paid" securities;
      -     warrants;
      -     partnerships including master limited partnerships ("MLPs");


      -     "when-issued" securities;



      -     restricted securities;



      -     American Depositary Receipts: and



      -     Global Depositary Receipts



      The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the 1940 Act.



      The Fund would be permitted to invest in derivative securities and structured notes, whose value is linked to the price of a commodity or a commodity index. The Fund may also engage in short sales (up to 25% of net assets).



      Under the new investment strategy, the Fund would remain non-diversified, meaning that it may invest a significant portion of its assets in a single issuer. The Fund may continue to lend portfolio securities on a short- or long-term basis, up to 33 1/3 of its net assets.


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                                  ATTACHMENT J

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WHAT IS THE PROPOSED MODIFICATION REGARDING INDUSTRY CONCENTRATION?

      The Board recommends that shareholders vote to modify this fundamental investment restriction as set out below. (The proposed modification is indicated by a strikethrough of the current language, with the proposed new terms in bold, italicized text.)


      The Fund, unless otherwise indicated, may not concentrate its investments by investing more than 25% of its assets in the securities of issuers in any one industry or group of related industries. This limit will not apply *{to gold and gold related securities} to securities OF THE GROUP OF INDUSTRIES THAT CONSIST OF_ NATURAL RESOURCES COMPANIES, AS DEFINED IN THE PROSPECTUS, OR SECURITIES issued or guaranteed by the U.S. Government, its agencies and instrumentalities.



      The purpose of the proposed modification is to specifically exclude, from the Fund's fundamental limitation on industry concentration, investment in natural resources companies. The new policy is consistent with the proposed global natural resources investment strategy and the Proposed Investment Objective. The Board therefore recommends that shareholders vote to modify the fundamental investment restriction governing industry concentration.


* Language indicated as being shown by strike-though in the typeset document is enclosed in brackets "{" and "}" in the electronic format.